December 16, 2011

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:

Fortress Investment Group LLC (the “Company”)

Form 10-K for the fiscal year ended December 31, 2010

Filed March 1, 2011

Forms 10-Q for the fiscal quarters ended March 31, 2011, June 30, 2011,

and September 30, 2011

Filed May 5, 2011, August 4, 2011 and November 3, 2011

Form 8-K Filed November 3, 2011

File No. 1-33294

Dear Mr. O’Brien:

We have received the letter dated December 6, 2011, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) filed on March 1, 2011, of the Company’s reports on Form 10-Q for the fiscal quarters ended March 31, 2011, June 30, 2011, and September 30, 2011 filed on May 5, 2011, August 4, 2011 and November 3, 2011, respectively, and of the Company’s Form 8-K filed on November 3, 2011.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 48

1.	Please revise your presentation of the changes in AUM to provide a comprehensive analysis of the components of the changes for each period presented by fund type in addition to the descriptions you have provided of what the components represent. In this regard, we note your statement on page 48 that changes in your AUM and level of performance are two of the three significant factors affecting your business and materially impacting

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

your results of operations. To the extent that there were material contributions or capital commitments, clearly disclose the sources (i.e., Fortress Fund) along with quantification of each source. To the extent that there were material distributions from a realization event, disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. As part of this discussion and analysis, please provide readers with a meaningful understanding of the performance of each of your significant funds. For each significant fund impacting AUM, please describe the underlying types of investments and overall strategy involved in the fund. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying assets and how the inherent risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation SK, and Section 501.12 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment.

Response

We confirm that changes in AUM are a significant factor affecting our business due to their impact on management fees and incentive income. As a result, we have disclosed detailed information that we believe provides investors with an understanding of changes in our AUM and how those changes affect our financial results. However, we respectfully inform the Staff that we do not believe that disclosing changes in AUM at the fund level would be helpful to investors. We base this conclusion on the following considerations:

1)	We disclose the changes in AUM by segment, and funds within a segment generally have similar fee profiles. Furthermore, we disclose AUM by fund in our performance table (page 51, immediately following the AUM rollforward), so a reader can cross reference the changes. This table also provides a meaningful understanding of the performance of each of our funds, as requested above.

2)	We disclose additional details on the performance of each of our funds, including capital invested, distributions, net asset value and proximity to achieving incentive income hurdles, in Note 2 to our consolidated financial statements (pages 98-99).

3)

Activity within specific funds may vary greatly due to the timing of realization events or other fund specific events, whereas activity at a segment level is more indicative of actual trends. For example, a limited partner could

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

redeem its interest in one of our hedge funds for any number of reasons, into which we have no visibility. Furthermore, the activity within any given fund frequently has an immaterial impact on the Company.

4)	We provide sensitivity analyses regarding the impact to the Company of changes in the value of the underlying funds’ net assets (page 79) and of the underlying funds’ investments that were valued using “level 3” valuation techniques (page 73).

5)	Disclosing detailed AUM rollforward activity at the fund level would significantly increase the volume of disclosure in our AUM rollforward and we believe this volume of disclosure would obscure the disclosures regarding AUM that we currently provide, resulting in “information overload” – a practice about which the Commission has recently expressed concern.

We further note that we describe each “family” of Fortress Funds (sub-components within segments), along with their overall investment strategies and the types of investments they make, in our Business section on pages 3-6. We respectfully inform the Staff that, generally, individual fund investments do not significantly impact the funds or the Company, other than in the traditional Private Equity segment.

With respect to the Private Equity segment, we disclose, on page 104, that our fund investments contain concentrations in certain industries. In future filings, we will clarify that this disclosure pertains to the Private Equity segment. Moreover, beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2011, we have identified, in the “Market Considerations” section of our MD&A, the industries and sectors in which our private equity funds have significant investments (page 47 of our 10-Q for the period ended September 30, 2011).

2.	We note your disclosure on page 26 that some of your funds’ assets were held by Lehman Brothers at the time it declared insolvency. We further note that these assets have not yet been returned to your funds. In future filings, please disclose the value of these assets by fund as of the most recent balance sheet date and the risks to your consolidated financial statements in the event that these assets are not recovered or recovered in full. Please also clarify whether you have been collecting management fees for these assets, and if so, quantify the amounts recognized.

Response

We respectfully inform the Staff that the impact of the resolution of these fund assets on the Company is immaterial. Primarily all of these assets are held in vehicles from which we ceased to earn management fees subsequent to 2010. As a result, we will not include this disclosure in future filings.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

For the sake of completeness, we note that certain of our credit funds trade in claims on the Lehman Brothers bankruptcy estate. Such investments, which were made subsequent to the bankruptcy filing, are treated similarly to any other investment within such funds.

3.	We note your disclosure that average fee paying AUM are the reference amounts that your management fees are based. As such, please disclose the average fee paying AUM at the consolidated and segment levels for each period presented.

Response

We respectfully inform the Staff that we will provide the requested disclosure in future filings.

4.	We note that you did not disclose the returns for Fund V and Fund V Coinvestment, specifically, as the returns were significantly negative. Please provide us with a better understanding as to why you were unable to disclose the returns for these funds. To the extent that you continue to believe excluding the percentage from the table is appropriate in this type of situation, please include the explanation as a separate footnote from those that cannot be calculated due to timing. Please also consider including the percentage in the footnote.

Response

We respectfully inform the Staff that the reason the returns for Fund V and Fund V Coinvestment were not disclosed prior to the first quarter of 2011 was because the funds were in their investment period (as indicated in footnote (C) to the table on pages 51 and 52), not because the returns were negative. All of our funds under similar circumstances, including funds with significantly positive returns, have been treated in the same manner with respect to this disclosure.

We note that during a fund’s investment period, it has not yet completed its investing activities and the investments it has made have not yet matured. Therefore, we do not believe that presenting returns for funds during this period is helpful to investors. We further note that, beginning with the Company’s Form 10-Q for the fiscal quarter ended March 31, 2011 (and in all subsequent periods), the returns for Fund V and Fund V Coinvestment have been disclosed since the funds’ investment period ended during the first fiscal quarter of 2011.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

5.	We note that compensation and benefits is your largest expense after the accretion of the Principals’ agreement. As such, please provide investors with a more comprehensive explanation for each of the components comprising this line item. For example, please provide a more comprehensive explanation for what is driving how much equity-based compensation is granted each year. For profit-sharing expense, please provide a more comprehensive view of the funds impacting the expense on a gross basis. Please also include an explanation of the percentage the employees are receiving of the corresponding incentive income, as it appears employees are receiving a greater percentage of incentive income from certain funds than from others. For discretionary bonuses, please provide investors with an understanding of the drivers behind the decision to award these bonuses for each period presented. Finally, please ensure that you are quantifying each of the material factors impacting this line item. Please refer to your discussion and analysis included in your third quarter of fiscal year 2011 Form 10-Q. Refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment.

Response

We respectfully inform the Staff that we will provide the requested disclosure in future filings. We also respectfully inform the Staff that we currently provide each component of our compensation and benefits expense in Note 8 to our consolidated financial statements (page 119), including information regarding which funds impact profit-sharing compensation (page 122), which shows this expense by segment. Moreover, Note 3 to our consolidated financial statements discloses the incentive income profit sharing percentages for private equity (page 101) and credit private equity (page 103) funds.

We expect the new qualitative disclosure to be substantially similar to the following draft language.

Current and Future Compensation Expense

We seek to compensate our employees in a manner that aligns their compensation with the creation of long-term value for our shareholders. We aim to reward sustained financial and operational performance for all of our businesses and to motivate key employees to remain with the Company for long and productive careers. We must achieve our goals of alignment, motivation, and retention within the confines of current performance and liquidity. Aside from base salary, there are three significant components in our compensation structure.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

Discretionary bonuses are awarded annually based on performance and on our estimation of market compensation.

Equity-based compensation awards, primarily RSUs, which are typically subject to service-based vesting conditions, are a key component of this compensation as they achieve all three goals. We set the level of our equity-based compensation each year based on performance (firm and individual) and our liquidity, as well as the number of shares available under our equity incentive plan and the dilutive impact they would have upon vesting.

In future periods, we will further recognize non-cash compensation expense on our non-vested equity-based awards outstanding as of December 31, 2010 of $435 million with a weighted average recognition period of 2.35 years. This does not include amounts related to the Principals Agreement, which is discussed below.

Profit-sharing compensation is awarded, generally upon fund formation and, in certain cases, subject to vesting, based on certain employees’ roles within the fund businesses, and serves to motivate these employees and align their interests with both fund and Fortress investors. The annual expense is based on actual performance within the funds and is detailed by segment in Note 8 to our consolidated financial statements contained herein.

From time to time, senior management engages a compensation consultant to provide management with surveys to help us understand how the compensation we offer to our employees compares to the compensation our peers offer to their employees.

Furthermore, our discussion and analysis in our Form 10-Q for the fiscal quarter ended September 30, 2011 would have been modified as follows, and we will follow a similar format in future filings.

Total compensation and benefits increased primarily due to increases in base compensation ($16.8 million), discretionary bonuses ($8.1 million) and equity-based compensation ($10.0 million), partially offset by a net decrease in profit sharing expenses ($22.7 million) primarily related to our credit PE funds. The increase in base compensation and discretionary bonuses was primarily due to our consolidation of FCF and Logan Circle effective March 2010 and April 2010, respectively, aggregating $18.5 million, and an increase in our employee headcount for the nine months ended September 30, 2011 as compared to the prior comparative period.

6.

In future filings, please revise your discussion and analysis of your income tax (expense) benefit for each period presented to provide investors with a more comprehensive discussion of specific factors that impacted and caused significant variability in your effective tax rate. For example, your statement that there was a change in the mix of business producing income should be

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

expanded to address the nature and underlying reasons for the change in the mix of your business producing impact. Also, ensure that you quantify the impact of each of the three primary reasons you identified. Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment.

Response

We respectfully inform the Staff that we will revise our discussion and analysis of income tax (expense) benefit for each period presented in the manner the Staff suggests.

We expect the new disclosure to be substantially similar to the following draft language.

For the years ended December 31, 2010, 2009 and 2008, Fortress recognized income tax expense (benefit) of $54.9 million, ($5.0 million) and $115.2 million, respectively. The primary reasons for changes in income tax expense (benefit) are (i) changes in annual taxable income (and forecasts thereof which are used to calculate the tax provision during interim periods), (ii) changes in the mix of businesses producing income, which may be subject to tax at different rates, and related changes in our structure, and (iii) a write off of a portion of the deferred tax asset related to RSUs which vested and were delivered at a value substantially less than their original value. In addition, during the year ended December 31, 2008, we recorded a valuation allowance for a portion of the deferred tax asset resulting in a $95.9 million charge to income tax expense. The establishment of this valuation allowance in 2008 resulted in a reduction of the obligation associated with the tax receivable agreement and a corresponding reduction of the deferred tax asset of $20.8 million. During the fourth quarter of 2010, Fortress formed a broker-dealer subsidiary. This resulted in a decrease to our deferred tax asset. This decrease in the deferred tax asset caused an increase in Fortress’s tax expense in the fourth quarter of 2010. The deferred tax asset is further discussed under “ – Critical Accounting Policies” below.

Factors that impacted the year-over-year change in income tax expense (benefit) are detailed as follows:

	Comparative Years
	2010 vs. 2009	2009 vs. 2008
Change in pre-tax income applicable to Class A shareholders (A)	$32,674	$(1,172)
Change in mix of business (B)	(10,295)	(10,723)
Change in deferred tax asset impact of equity compensation vesting (C)	15,591	—
Establishment of deferred tax asset valuation allowance	(5,484)	(99,802)
Formation of broker-dealer subsidiary	26,210	—
Other	1,235	(8,466)

Total change	$59,931	$(120,163)

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

(A) Changes in pre-tax income applicable to Class A shareholders are caused by changes in the pre-tax income of Fortress Operating Group and by changes in the Class A shareholders’ ownership interest in Fortress Operating Group.

(B) From 2008 to 2009, a lower proportion of our total income was subject to corporate tax. In 2008, we incurred significant unrealized losses in certain of our private equity funds, whose income is passed directly to shareholders, reducing the proportion of our income which was not subject to corporate tax. In 2009, we incurred less losses in such funds, increasing the proportion of our total income which was not subject to corporate tax and thereby reducing the proportion which was subject to corporate income tax.

From 2009 to 2010, a lower proportion of our total income was subject to corporate tax. In 2010, we generated more unrealized gains in certain of our private equity funds as well as more incentive income from certain of our liquid hedge funds, which income is passed directly to shareholders, increasing the proportion of our total income which was not subject to corporate tax and thereby reducing the proportion which was subject to corporate income tax.

(C) This factor changes based on the amount of equity-based compensation delivered in a given year. Vesting of our awards began materially in January 2010.

Liquidity and Capital Resources, page 63

7.	In future filings, please provide a discussion and analysis of your cash management strategy of using your credit agreement to finance your investments, including a quantitative analysis of the impact to your consolidated financial statements for each period presented. Please refer to your disclosure on page 2.

Response

We respectfully inform the Staff that, although we have historically used our credit agreement to finance our investments, we have not made any significant draws on our credit agreement since the third quarter of 2008. Since that time, we have paid down our credit agreement balance from $800 million to $270 million as of September 30, 2011. We will revise the discussion on page 2 (Business section) in future filings to reflect these circumstances.

8.	In future filings, please revise your discussion and analysis of your liquidity and capital resources to provide investors with an analysis of all three fiscal years presented. Please refer to Item 303(a) for guidance.

Response

We respectfully inform the Staff that we will provide the requested revision to our disclosure in future filings.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

Consolidated Statements of Operations, page 84

9.	Please tell us your basis for including expense reimbursements as revenue. As part of your explanation, please tell us the specific reference to the FASB ASC that supports your basis.

Response

Pursuant to our management agreements with our funds, we are entitled to certain expense reimbursements. As manager, we select the vendors, incur the expenses, and are the primary obligor under the related arrangements. We are therefore considered the principal under the reimbursement arrangements pursuant to FASB ASC section 605-45-45 and are required to record the expense and related reimbursement revenue gross. The expense reimbursements are a portion of our compensation for managing the funds and have been presented as revenue for these reasons.

Consolidated Statements of Changes in Equity, page 85

10.	In future filings, please disclose the amount of consolidated comprehensive income attributable to noncontrolling interest in accordance with ASC 810-10-50-1A(a). Please also refer to ASC 810-10-55-4K for additional guidance.

Response

We respectfully inform the Staff that, in response to the Staff’s comment, we will include a subtotal for this amount in our Consolidated Statements of Changes in Equity. We note that all of the components of this amount were previously disclosed in all periods presented; however, they were not totaled.

2. Summary of Significant Accounting Policies, page 91

Basis of Accounting, page 91

11.

In future filings, please revise your consolidation policy to provide a more detailed explanation of the process you undertake to assess each of the funds in which you are the general partner and/or manage through a contract. Please revise your disclosure to clarify, if correct, that you first assessed each fund to determine whether the fund meets the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14. Please further explain the process you go through to determine whether you are the primary beneficiary, including consideration of the deferral criteria. For those funds that you determined do not meet the definition of a VIE, if any, please clarify that these funds are considered voting interest entities (VoIE) in which the

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

rights of the limited partners are evaluated to determine whether you consolidate the fund or account for your interest under the equity method of accounting. Please refer to ASC 810-20-15-1 – 15-3, 810-20-25-1 – 25-20, and 810-20-45-1, 810-20-55-1 – 55-16 for guidance. If you have determined that all of your funds meet the definition of a VIE, please disclose this fact. Please provide us with the revised disclosures you intend to include in future filings.

Response

We respectfully inform the Staff that we will provide the requested disclosure in future filings. We note that not all of our funds meet the definition of a VIE.

We expect the new disclosure to be substantially similar to the following draft language.

Basis of Accounting and Consolidation – The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The accompanying financial statements include the accounts of Fortress and its consolidated subsidiaries, which are comprised of (i) entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity, (ii) variable interest entities (“VIEs”) in which it is the primary beneficiary as described below and (iii) non-VIE general partnerships where the limited partners do not have rights that would overcome the presumption of control by the general partner.

For those entities in which it has a variable interest, Fortress first determines whether the entity is a VIE. This determination is made by considering whether the entity’s equity investment at risk is sufficient and whether the entity’s at-risk equity holders have the characteristics of a controlling financial interest. A VIE must be consolidated by its primary beneficiary.

Pursuant to the revised consolidation guidance described in “Recent Accounting Pronouncements” below, the primary beneficiary of a VIE is defined as the party who, considering the involvement of related parties and de facto agents, has (i) the power to direct the activities of the VIE that most significantly affect its economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. This evaluation is updated continuously.

For entities meeting the criteria to defer the application of the revised consolidation guidance, the primary beneficiary of a VIE is the party who, considering the involvement of related parties and de facto agents, absorbs a majority of the VIE’s expected losses or receives a majority of the expected residual returns, as a result of holding a variable interest. This evaluation is also updated continuously.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

As the general partner or managing member of entities that are limited partnerships or limited liability companies and not VIEs, Fortress is presumed to control the partnership. This presumption is overcome when the unrelated limited partners or members have the substantive ability to liquidate the entity or otherwise remove Fortress as the general partner or managing member without cause based on a simple unaffiliated majority vote, or have other substantive participating rights.

4. Investments, page 104

12.	In future filings, please include disclosure that provides context as to what the assets and/or liabilities are generating the realized and unrealized gains and losses, including those from affiliate investments for each period presented. Please also consider the disclosure guidance in ASC 320 and ASC 820 when evaluating disclosure that would be useful to investors in understanding what these amounts recognized in your consolidated statements of operations represent.

Response

We respectfully inform the Staff that we will provide the requested disclosure in future filings.

13.	In future filings, please separately present your investments in private equity funds and your investments in the common stock of publicly traded companies. If you believe these investments to be immaterial in all respects, please disclose as such and provide us with the corresponding amounts.

Response

We respectfully inform the Staff that our investments in publicly traded companies were included as a separate line item (equity method investees held at fair value) in the summary table on page 104, and were presented separately in the fair value table on page 108. In future filings, we will clarify these disclosures, and the table on page 105, so that they can be easily cross referenced.

As provided in the table on page 104, our investments in publicly traded companies were $60.3 million as of December 31, 2010 or approximately 6% of our total investments.

14.	We note that you account for your investments in the common stock of publicly traded companies under the equity method of accounting. Please tell us the factors that you considered to conclude that you exercise significant influence over each of these entities. Please refer to ASC 323-10-15-6 – 15-11 for guidance.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

Response

We respectfully inform the Staff that we have three such investments in publicly traded companies: Newcastle Investment Corp (NCT), Eurocastle Investment Ltd (ECT) and GAGFAH SA (GAGFAH). We treat these securities as equity method investments due to our ability to exercise significant influence over the related entities. In each case we have elected to record these investments at fair value pursuant to the fair value option for financial instruments.

In evaluating whether we exercise significant influence over these entities, we considered our direct and indirect equity and other interests in such entities. The factor which we felt was determinative in this evaluation is our level of representation on the board of directors of each entity. Officers of the Company occupy two of six seats on NCT’s board of directors, two of six seats on ECT’s board of directors and three of seven seats on GAGFAH’s board of directors.

As a result of our fair value election, if it were concluded that these investments should be treated as available-for-sale securities, there would be no difference in the accounting entries and they would continue to be included in the same line item on our balance sheet (Investments).

15.	Please provide us with a reconciliation of contributions to equity method investees and distributions of capital from equity method investees reflected in your table on page 105 to the amounts reflected in the consolidated statements of cash flows.

Response

We respectfully inform the Staff that these amounts can be reconciled as set forth in the table below. The significant reconciling items are (i) the investment of receivables from the funds into the funds, which is reflected in the statement of cash flows as a supplemental non-cash investing activity, and (ii) contributions to and distributions from certain funds which are funded on a net basis, and which are therefore reflected net on the statement of cash flows, but gross on the equity method investee rollforward, since that is how the amounts are characterized under the related fund documents.

More specifically, in the case of (i) above, when the Company is entitled to an incentive income payment from a hedge fund, we may request that such amount be invested in the fund rather than receiving a cash payment. This is a non-cash activity because it represents the acquisition of a non-cash asset (the investment)

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

in exchange for another non-cash asset (the receivable). In the case of (ii) above, in some instances a private equity style fund may need to simultaneously make both a capital call (for new investments or expenses) and a capital distribution (related to realizations from existing investments). If this results in a net call, the net amount is called from investors (including the Company); if it results in a net distribution, the net distribution is paid to investors (including the Company). This is not a non-cash item as defined in ASC 120-10-50, but merely a net funding, and therefore is not reported supplementally.

Year Ended December 31, 2010

	Contributions	Distributions
Per Statement of Cash Flows	$(74,581)	$50,808
Investments of receivable amounts into Fortress Funds	(10,300)	N/A
Net funded	(15,631)	15,631
Other	(1,899)	(671)

Per Note 4	$(102,411)	$65,768

7. Related Party Transactions and Interests in Consolidated Subsidiaries, page 115

16.	In future filings, please disclose the ownership interest in the consolidated subsidiaries attributable to Fortress Operating Group held by the Principals and others for each period presented. Please also expand your disclosures to present the computation of the noncontrolling interest held by the Principals and others in the consolidated subsidiaries attributable to Fortress Operating Group to allow investors to better understand the underlying reasons for changes in this line item as a percentage of loss before income taxes for each period presented. Ensure your Management’s Discussion and Analysis fully discusses this line item.

Response

We respectfully inform the Staff that the requested disclosure of the attribution of ownership interests to the Principals and others is included on page 117.

We respectfully inform the Staff that we will provide the computation of the non-controlling interest held by the Principals (and one senior employee), including their percentage held, in future filings. However, we do not intend to provide a similar computation for the non-controlling interests held by others as they are not material to our statement of financial position and the underlying computations would not, in management’s opinion, be helpful to our investors.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

We respectfully inform the Staff that, in future filings, we will expand the discussion of this item in our Management’s Discussion and Analysis to facilitate investors’ understanding of the underlying reasons for changes in this line item for each period presented.

17.	We note the table reflecting the components of the line item, Principals’ and Others’ Interests in Income (Loss) of Consolidated Subsidiaries, in which you state is on a pre-tax basis. Please include disclosure in future filings that explains the reason for the pre-tax basis.

Response

We respectfully inform the Staff that the amounts are presented on a post-tax basis and that the wording “on a pre-tax basis” will be removed from future filings.

9. Earnings Per Share and Distributions, page 122

18.	In future filings, please disclose your accounting policy for the circumstances when you measure dilution for each dilutive instrument using the treasury stock method or the if-converted and two-class methods given the complexity of your earnings per share and diluted earnings per share calculations. Please also provide investors with your calculations of the Principals’ and others’ interests in loss of Fortress Operating Group, net of assumed corporate income taxes at enacted rates, attributable to Fortress Operating Group units exchangeable into Class A shares for each period presented to allow investors to easily understand why the inclusion of these shares are anti-dilutive for fiscal years 2009 and 2008 but not for fiscal year 2010. Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment.

Response

We respectfully inform the Staff that, given the complexity of our structure and of the dilution rules, and the generally insignificant impact of the Fortress Operating Group units, we believe our existing disclosure adequately describes when, generally, our outstanding equity instruments will cause dilution. We do not believe that a further explanation of which method we are required to use for which instrument under which circumstances would be helpful to investors.

We note that substantially all of our business is conducted at the Fortress Operating Group level, and Fortress Operating Group’s net income (loss) is allocated pro rata between the Fortress Operating Group units held by the Company, on the one hand, and the Principals and one senior employee, on the

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

other hand. As a result, the income (loss) per Fortress Operating Group unit is generally nearly equivalent to the income (loss) per Class A share. The primary difference, if any, is tax related.

We also note that while 2010 is the only annual period to date in which the Fortress Operating Group units have been dilutive, there have been numerous interim periods where this has been the case, in particular the quarters ended: September 30, 2010, March 31, 2010, September 30, 2009, June 30, 2009, September 30, 2008, June 30, 2008, March 31, 2008, December 31, 2007, September 30, 2007 and June 30, 2007. The determination of when the Fortress Operating Group units (held by the Principals and one senior employee) are dilutive is complex and difficult to predict. However, despite the impact on individual quarters, there has been no impact to any annual periods other than 2010, where the impact was immaterial (2.2%).

10. Commitments and Contingencies, page 126

19.	In future filings, please provide additional disclosures for those Fortress Funds in which there is uncertainty about the net equity position that may result in a material amount of liability being recognized. In this regard, we note your disclosure in your fiscal year 2011 Forms 10- Q about a private equity fund that is in a negative equity position, resulting in $37.1 million liability as of September 30, 2011, which may be material to your liquidity in the event you would be required to settle this obligation. However, we did not note any forewarning disclosures for this liability. Please advise.

Response

We respectfully observe that these liabilities result from funds where the net asset value (NAV) is reduced below zero (i.e. the fund has net liabilities), primarily as a result of a decline in the fair market value of the underlying fund investments. We respectfully inform the Staff that Note 10 to our consolidated financial statements discloses that in the event that any fund were to fall into a negative equity position, the full amount of the negative net equity would be recorded as a liability of the general partner. This disclosure has been included in our filings under the heading “General Partner Liability” since our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Such a circumstance is similar to any other decline in the net asset value of any of our funds. The Company provides sensitivity analyses regarding the impact to the Company of changes in the underlying funds’ net assets (page 79) and the underlying funds’ investments which were valued using “level 3” valuation

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

techniques (page 73). We are unable to predict, or make forewarnings regarding, potential drops in fund investment values, except to the extent that we discuss them in Management’s Discussion and Analysis under the section “Market Considerations.” We note that we disclose the net asset values (NAVs) of our funds on pages 98-99, such that readers are able to discern which funds, if any, have low NAVs.

20.	We note your statement that the ultimate liability arising from legal actions will not be material to your results of operations, liquidity, or financial position. In future filings, please provide this assessment for your legal actions on an individual and an aggregate basis. Also to the extent it is reasonably possible that you may incur a loss in excess of amounts accrued that could be material to your consolidated financial statements, please revise future filings to disclose the amount or range of reasonably possible loss. If you are unable to estimate the amount or range, please disclose that fact and provide us a detailed explanation as to why you are unable to make such an estimate. To the extent that any disputes or claims could be individually material, please revise future filings to provide investors specific disclosures for each such dispute or claim, including the nature and current status of each contingency. Please refer to ASC 450-20-50-1 – 50-8 for guidance. Please provide us with the disclosures that you intend to include in future filings

Response

We respectfully inform the Staff that we will clarify in future filings that our assessment of our litigation contingency is applicable on both an individual and aggregate basis (to the extent circumstances remain unchanged).

We respectfully inform the Staff that we have determined, as of December 31, 2010 (and as of September 30, 2011), that it was not reasonably possible that we would incur a loss in excess of amounts accrued that could be material to our consolidated financial statements. Furthermore, as of those dates, we have determined that no disputes or claims could be individually material. Therefore, we respectfully believe that no additional disclosure is required.

21.	We note your disclosure on page 26 that you have been named as a defendant in various litigation relating to the Zwirn portfolio. Please confirm to us that the probable and reasonably possible loss contingency for this litigation is immaterial to your consolidated financial statements. Otherwise, please explain to us why you have not provided specific disclosures in your footnotes for this loss contingency. Please refer to ASC 450-20-50-1 – 50-5 for guidance.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

Response

We respectfully inform the Staff that the probable and reasonably possible loss contingency for the litigation related to the Zwirn portfolio is, in fact, immaterial to the Company’s consolidated financial statements. We further note that, as is generally the case with respect to fund level litigation, the Company would be indemnified against losses under these lawsuits by the related funds.

14. Quarterly Financial Information (Unaudited), page 142

22.	We note that you recognized a material amount of other income in the fourth quarter of fiscal year 2010 in comparison to all of the other fiscal quarters presented. In future filings, please include disclosure, here or in MD&A, for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter of either fiscal year presented, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. Refer to Item 302(A) of Regulation S-K for guidance. Please provide us with the disclosures that you would have included in the 2010 Form 10-K in response to this comment.

Response

We respectfully inform the Staff that, in future filings, we will include disclosure regarding material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter of any fiscal year presented, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter.

We respectfully inform the Staff that the other income that was recognized in the fourth quarter of 2010 was comprised of essentially two components, the larger of which ($86 million) did not fall into any of the above mentioned categories, but was rather a result of increases in the values of our direct and fund investments. The smaller component ($21 million) was an “infrequently occurring” item related to a change in the tax receivable agreement liability, that primarily resulted from the formation of a broker-dealer subsidiary, as mentioned in Note 6 (Income Taxes and Tax Related Payments) to our consolidated financial statements. If such a component were to occur in the fourth quarter of a future year, we would disclose it in Note 14 (Quarterly Financial Information) with a cross-reference to any other relevant note to our consolidated financial statements.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

10. Segment Reporting, page 30

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

23.	We note that during the second quarter of fiscal year 2011 you reorganized two of your reportable segments by transferring two funds from the credit hedge funds segment to the liquid hedges funds segment. We also note that you changed the accounting method for segment investments in funds and in options. In future filings, please provide investors with an understanding as to why these changes were made. On page 127 of your 2010 Form 10- K, you note that the segments are differentiated on the varying strategies. Please clarify if these two funds’ strategies were changed and why. Also, the change in accounting for the investments in funds and in options increased segment assets by 11.8%. Please provide us with the disclosures you intend to include in future filings.

Response

We respectfully inform the Staff that we will further explain the changes made to our segment reporting in 2011 in our Form 10-K for the year ending December 31, 2011.

We respectfully inform the Staff that the two funds in question are the Company’s only two “funds of funds” structures, meaning that they invest in other funds, both Fortress Funds and funds managed by third parties, as well as in direct investments. As such, their investment strategies differ somewhat from other Fortress Funds. Their segmentation is partially based on the terms offered to fund investors and the way they are internally managed, both of which changed in 2011. In future filings, we will update our disclosure regarding how segments are differentiated to: “These segments are differentiated based on their varying strategies and, secondarily, on fund investor terms.”

We respectfully inform the Staff that the changes made to the reporting of segment assets were made by management (the Company’s “chief operating decision maker”) in order to more closely align segment assets with GAAP assets in internal reports. As such, we have now reflected segment assets in this fashion in our external segment reporting.

We expect the new disclosure to be substantially similar to the following draft language.

In 2011, Fortress’s management changed the method by which segment investments in funds are reported from cost basis to Fortress’s share of the fund’s net asset value. Fortress also changed the method by which segment investments in options are reported from intrinsic value to estimated fair value. These changes were made in order to more closely align segment assets with GAAP assets in internal reports.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

In the second quarter of 2011, Fortress reorganized its segments by moving two of its funds, Fortress Partners Fund LP and Fortress Partners Offshore Fund LP, from its Credit Hedge Fund segment to its Liquid Hedge Fund segment. These funds represent “funds of funds,” meaning that they invest in other funds, both Fortress Funds and funds managed by third parties, as well as make direct investments. The funds were moved to reflect changes in certain of the terms offered to fund investors as well as a change in the way the business is reviewed and assessed by Fortress’s “chief operating decision maker.” All of Fortress’s internal reports have been changed to reflect this reorganization and Fortress’s allocable expenses are now allocated amongst the segments based on this reorganization. Furthermore, responsibility for these funds has been transferred to management of the Liquid Hedge Fund segment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Market Considerations, page 45

24.	In future filings, please explain to investors why your board of directors decided to reinstate the $0.05 per share quarterly dividend beginning in the fourth quarter of 2011, in light of the fact that you indicate that the recent market conditions was the reason for not paying a dividend since the second quarter of 2008. In this regard, we also note your disclosure on page 108 that under your revised dividend policy you intend to make quarterly dividends to Class A shareholders based upon your annual distributable earnings. Please clarify how this policy differs from your original dividend policy.

Response

We respectfully inform the Staff that we will clarify this disclosure as requested in future filings.

We note that, as described in our press release furnished in our 8-K on August 4, 2011, our revised dividend policy primarily differs from our original dividend policy based on the timing of dividend payments. Our original dividend policy called for quarterly dividends based on our estimated distributable earnings for the year, while our revised dividend policy calls for quarterly dividends of a smaller amount (based on management fees net of expenses), with an adjustment in the fourth quarter based on full-year incentive income. We intend to describe our current dividend policy in Item 5 of our Annual Report on Form 10-K for the year ending December 31, 2011.

Results of Operations, page 48

Revenues, 52

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

25.	We note that you attribute the increases in management fees from affiliates and non-affiliates in the amount of $56.1 million for the nine-month period to a $12.1 billion increase in AUM. You further note that $11.4 billion of the $12.1 billion increase in AUM is from the Logan Circle acquisition. On page 13 of the Form 10-Q, you note that Logan Circle generated $14.8 million of revenues, which would be offset by the revenues recognized during the nine months ended September 31, 2010. As such, it is unclear how the explanation provided for the Logan Circle revenues, along with the $12.6 million of revenues from the Newcastle options granted, fully explain the $56.1 million increase in management fees from affiliates and non-affiliates for the nine-month period. Please advise. Please refer to Item 303(a)(3)(i) of Regulation S-K for guidance.

Response

We respectfully inform the Staff that, in future filings, we will refer to changes in average AUM by segment during the periods, which we believe will serve to better explain the changes in management fees.

In this particular case, the changes in total AUM referred to in the explanation did not fully illustrate the AUM impact on management fees. Increases in average AUM in the liquid and credit segments had a significant impact on the increase in management fees, even though these changes in AUM were smaller than that associated with Logan.

We respectfully inform the Staff that Logan investors pay management fees at a much lower rate than typical alternative fund investors, due to the nature of the underlying investments (traditional fixed income). This is disclosed on page 103.

Liquidity and Capital Resources, page 63

26.	We note that the gross deferral of management fees increased 65.2% as of September 30, 2011, since December 31, 2010. We further note that the amount advanced to the funds has also more than doubled since December 31, 2010. However, the explanation for these amounts is relatively unchanged since December 31, 2010. Considering the significance to your liquidity, please significantly revise your discussion and analysis of these amounts. Please consider disclosing the specific funds that comprise the deferred management fees and advances, including quantification of these amounts by fund. Please provide investors with a more comprehensive explanation as to why you believe the ultimate amounts will be paid. In this regard, please expand upon your statement that you expect to receive the net amount, as the NAV of the funds’ exceed the amounts owed.

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

Response

We respectfully inform the Staff that, while the deferred amounts have increased significantly on an absolute dollar basis, they have not increased significantly as a percentage of fund NAV. As of December 31, 2010, the deferred amounts represented 1.7% of the underlying funds’ NAV in the aggregate, with such amounts not exceeding 2.0% of any one fund’s NAV (excluding amounts due from one fund, which have been reserved as disclosed). As of September 30, 2011, the deferred amounts represented 3.0% of the underlying funds’ NAV in the aggregate, with such amounts not exceeding 3.1% of any one fund’s NAV (excluding amounts due from one fund, which have been reserved as disclosed). Therefore, our collectability analysis and related disclosure remained unchanged.

We respectfully inform the Staff that, in future filings, we will provide the number of funds from which such amounts are due and the aggregate percentage of the underlying funds’ NAV which they represent.

Form 8-K Filed November 3, 2011

27.	We note your inclusion and presentation of the following non-GAAP measures in your earnings press releases for each of the quarters in fiscal year 2011:

•	Pre-tax distributable earnings (DE)

•	Pre-tax DE per dividend paying share

•	Fund management DE

•	GAAP net loss, excluding principals agreement compensation

•	Total cash and cash equivalents plus investments net of debt obligations payable per dividend paying share

•	Total segment revenues

•	Total segment expenses; and

•	Weighted Average Dividend Paying Shares and Units Outstanding.

In future earnings press releases, please present the corresponding most comparable US GAAP measure with equal or greater prominence. Please also note that a discussion and analysis of the US GAAP measure should also be provided prior to a discussion and analysis of a non-GAAP measure. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance. Please also revise the reconciliations to start with the US GAAP measure. Please include

Mr. Terence O’Brien

Securities and Exchange Commission

December 16, 2011

a reconciliation for total cash and cash equivalents plus investments net of debt obligations payable per dividend paying share and total segment expenses to total book value per share and total expenses, respectively. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance. In addition to providing an explanation as to why you believe pre-tax DE provides investors with useful information, please provide an explanation as to the usefulness to investors of all of the other non-GAAP measures presented. Please refer to Item 10(e)(1)(i)(c) of Regulation S-K. Please also consider disclosing how your management uses each of the other non-GAAP measures, as well. Please refer to Item 10(e)(1)(i)(d) of Regulation S-K for guidance. Please also refer to Instruction 2 to Item 2.02 of Form 8-K for additional guidance.

Response

We respectfully inform the Staff that we will make the requested changes in future earnings press releases and related 8-K filings.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-798-6081.

Sincerely,

/s/ Daniel N. Bass

Daniel N. Bass

Chief Financial Officer